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                      SECURITIES & EXCHANGE ACT 1934 REGISTRATION NUMBER 0-22617
                                                                       TSE : MMM

FOR IMMEDIATE RELEASE: MARCH 22, 1999                               NEWS RELEASE


       FURTHER ENCOURAGING RESULTS FROM THE WHITE SILVER MOUNTAIN PROJECT


VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation and Teck Corporation are very pleased to report further encouraging assay results from diamond drill hole XT6-05 on the White Silver Mountain Project. The assay results from this hole are as follows:


    Hole         From         To       Interval       Cu          Pb          Zn          Au          Ag
                 (m)         (m)         (m)         (%)         (%)         (%)        (g/t)       (g/t)
XT6-05          411.8       441.7        29.9        1.29        3.94        7.65        1.62       78.74
Including
                411.8       416.7        4.9         2.77       15.52       25.19        2.74      206.73
                422.4       426.9        4.5         3.22        4.74       10.14        2.92       161.6
                435.1       441.7        6.6         1.05        2.54        7.73        2.87       73.18


This hole is located on the 9800 section, 100m east of the 9700 section on which previously released diamond holes XT6-03 and 13-B2 are located (please see the longitudinal section attached to the news release of February 25, 1999). Drilling on the property has been temporarily suspended awaiting the arrival of additional equipment, which is required for greater drilling depth. Drilling will resume in late April once the equipment arrives on the property.

The following assay results were released previously and are included here with downhole depth. These holes were completed as part of the Phase I drilling program currently underway.


    Hole         From         To       Interval       Cu          Pb          Zn          Au          Ag
                 (m)         (m)         (m)         (%)         (%)         (%)        (g/t)       (g/t)
XT6-01          271.45      272.80       1.35        2.02       15.93       29.78        6.00       390.94
XT6-02          319.45      321.60       2.15        0.54        4.63        6.53        1.63       141.42
XT6-03          349.90      360.00       10.1        1.53        9.32       16.34        3.30       222.60


                                     - 30 -

For further information please contact Dr. Ken Z. Cai of Minco at 1-888-288-8288 or (604)688-8002 or Mr. Fred Daley of Teck at (604)687-1117

 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy of this news release